UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ): 02.429.144/0001 -93
Company Registry (NIRE): 353.001.861 -33

MINUTES OF THE 135th MEETING OF THE BOARD OF DIRECTORS HELD ON
MARCH 19, 2009

1. DATE, TIME AND VENUE: March 19, 2009, at 10:00 a.m. via conference call, pursuant to paragraphs 1 and 7 of article 18 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 1402, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 3 of Article 18 of the Company’s Bylaws.

3. ATTENDANCE: The majority of the members of the Board of Directors (“Board”).

4. PRESIDING: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. AGENDA: To examine, discuss and vote on the proposal for the provision of a surety for the payment of 16 (sixteen) second issue commercial promissory notes by the subsidiary Rio Grande Energia S.A. (“RGE”), in a single series, totaling R$160,000,000.00 (one hundred sixty million Reais) on the date of issue, due in 30 (thirty) days, which will be remunerated by the accrued variation of 118% (one hundred and eighteen percent) of the average daily interbank deposit rate known as the “taxa DI over extra grupo”, expressed as an annual percentage, based on 252 (two hundred and fifty-two) business days, calculated and published by CETIP S.A. – Balcão Organizado de Ativos e Derivativos (CETIP – OTC Clearing House) in its daily bulletin available on its website (http://www.cetip.com.br), calculated on an exponential and accrued pro rata tempore basis according to the number of business days elapsed on the nominal value of each promissory note, i.e. R$10,000,000.00 (ten million Reais) between their respective subscription and paying-in date and their maturity date (“Promissory Notes”).

6. RESOLUTIONS:

After the reading of the Agenda was waived, since all attending members were aware of its content, it was decided that the minutes of this meeting would be drawn up in summary format and that opinions and dissenting votes would be recorded and filed at the Company’s headquarters.

After the preliminary clarifications, the Chairman of the Board informed those present that the votes of the Board members indicated by the controlling shareholders would be computed pursuant to items 5.1 and 7.1 of the Shareholders’ Agreement, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007, and filed at the Company’s headquarters.

After analysis of the Agenda, the following resolutions were taken by unanimous vote and without any restrictions:

(i) to approve, pursuant to item “u” of article 18 of the Company’s Bylaws and Board of Executive Officers Resolution 2009018, the provision by the Company of a surety to guarantee the payment of Promissory Notes, which will cover the full amount of the debt of the subsidiary RGE represented by the value of said Promissory Notes on the respective issue date, plus the applicable remuneration and delinquency interest;

(ii) to authorize the Company’s Board of Executive Officers to sign any and all documents to formalize said surety; and

(iii) to recommend that the Company’s representatives on RGE’s Board of Directors approve the issue of the Promissory Notes, coordinated by HSBC Corretora de Títulos e Valores Mobiliários S.A. and under the custody of Banco Bradesco S.A., in accordance with RGE Board of Executive Officers’ Resolution 20091587.

It is also hereby registered that the issue of RGE’s Promissory Notes had been previously examined by the Financial Operations Committee, which approved its submission to the Board of Directors.

7. CLOSURE: There being no further business to address, these minutes were drawn up, read, found to be in compliance and signed by those members present and by the secretary: Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Milton Luciano dos Santos, Carlos Alberto Cardoso Moreira, Ana Dolores Moura Carneiro de Novaes, and Gisélia Silva (Secretary).

This is a free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.